GREENPOWER MOTOR COMPANY INC.
(the "Issuer" or "GreenPower")

STATEMENT OF EXECUTIVE COMPENSATION

Form 51-102F6

Statement of Executive Compensation

YEAR ENDED MARCH 31, 2022

General

For the purpose of this Statement of Executive Compensation:

"CEO" means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the company's security was last sold, on the applicable date,

(a) in the security's principal marketplace in Canada, or

(b) if the security is not listed or quoted on a marketplace in Canada, in the security's principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

"external management company" includes a subsidiary, affiliate or associate of the external management company;

"grant date" means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a)  a CEO;

(b)  a CFO;

(c)  each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(d)  each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

For the purpose of this Statement of Executive Compensation, all amounts herein are reported in U.S. dollars unless stated otherwise.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The overall objective of the Issuer's compensation strategy is to offer short-term, medium-term and long-term compensation components to ensure that the Issuer has in place programs to attract, retain and develop management of the highest caliber and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Issuer currently has short-term, medium-term and long-term compensation components in place, and intends to further develop these compensation components. The objectives of the Issuer's compensation policies and procedures are to align the interests of the Issuer's employees with the interests of its shareholders.

The Issuer has a compensation committee (the "Compensation Committee") comprised of Malcolm Clay, Cathy McLay and David Richardson and a nominating committee (the "Nominating Committee") comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. Cathy McLay is the chair of the Compensation Committee and Malcolm Clay is the chair of the Nominating Committee. All tasks related to developing and monitoring the Issuer's approach to the compensation of officers of the Issuer and to developing and monitoring the Issuer's approach to the nomination of directors to the board of directors of the Issuer (the "Board") are performed by the members of these committees in consultation with the Board. The compensation of the NEOs and the Issuer's employees are reviewed, recommended and approved by these committees in consultation with the Board.

Compensation to NEOs may include a base salary that constitutes the Issuer's short-term compensation component. Such salary takes into account his or her existing professional qualifications and experience. The NEOs' performances and salaries are to be reviewed periodically on the anniversary of their employment with the Issuer. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

The Issuer may also grant incentive securities to NEOs to satisfy the long-term compensation component. The Board may also award bonuses to its NEOs. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Issuer and the position of a NEO. The objective of GreenPower's base salary and bonus compensation elements is to compensate NEO's at competitive market levels in order to attract and retain the best individuals for these positions in order to achieve the Issuer's long-term plans and objectives. In addition, the objective of the company's stock option compensation is to align each NEO's interests with the interests of GreenPower's shareholders. Depending on the NEO's position, the amount of the grant, and other factors, the vesting schedule of stock option grants is generally over a one year to a three-year period. This enables the stock option grant to provide both short-term and long-term incentive components to employees, which we believe better aligns the NEO's interests with those of GreenPower's shareholders, as it provides incentives for the NEO to consider the longer-term business interests of the Issuer when fulfilling the duties of their role.

To make its recommendations on the compensation of our NEO's, our compensation committee takes into account the types of compensation and the amounts paid to directors and officers of a peer group of companies listed on the Nasdaq stock exchange in the same or similar industry with market capitalizations under $2 billion. In a review conducted during the year ended March 31, 2021, companies included in this peer group are Workhorse Group, Inc. (Nasdaq: WKHS); Arcimoto (Nasdaq: FUV); Blink Charging Co. (Nasdaq:BLNK); Absolute Software (TSX: ABST, Nasdaq: ABST) and Kandi Technologies Group, Inc. (Nasdaq: KNDI). The Compensation Committee considers the peer group appropriate as these companies share GreenPower's listing exchange, are in the same or similar industry, and within a comparable market capitalization range.

In determining the amount of stock option grants to the CEO, CFO and President, the Compensation Committee considers market levels of grants to the peer group of comparable companies used to determine overall compensation levels. For grants to NEO's other than the CEO, CFO and President, the Compensation Committee considers recommendations from its senior executive officers, in addition to considering market levels of compensation for similar roles at comparable companies, and overall business performance.

During the year ended March 31, 2022, GreenPower's Compensation Committee approved an increase to the base salary of its President of $25,000 per annum, to a total salary of $275,000 per annum, and an increase to the base salary of the CFO of CDN$25,000 per annum, to a total salary of CDN $250,000 per annum.

During the year ended March 31, 2022, the Compensation Committee approved a bonus program for the CEO, the President and the CFO, with maximum payouts of $250,000, $137,500, and CDN$125,000 respectively. 60% of the potential bonus payout for each of these individuals was based on achieving consolidated sales revenue, based on GreenPower's audited annual financial statements for the year ended March 31, 2022, of between $30 million and $36 million, pro-rated. The remaining 40% of the potential bonus payout to these three executives was based on achieving a range of business objectives, the measurement of which is subjective, that are aligned with each executive's responsibilities, relating to areas including but not limited to production, supply chain, cost improvements, employees, financing, investor relations activities and regulatory filings and reporting. Based on these factors, the Board approved year-end bonuses for the year-ended March 31, 2022 for the CEO, President and CFO respectively, of $56,250, $72,187.50 and CDN$31,250 respectively. The Board is currently considering the terms of bonus payouts that would apply to the compensation of its three executive officers for the year ended March 31, 2023.

The Issuer has not placed any restrictions on an NEO or a director's ability to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Risks Associated with Compensation Policies and Practices

In fulfilling its duties for oversight and administration of the Issuer's executive compensation program, the Compensation Committee considers risks associated with the Issuer's compensation policies and practices. The potential risks of the Issuer's compensation policies and practices are considered on an annual basis as part of the evaluation of the NEO's performance and determination of the overall compensation for the coming year, and more frequently where required or where appropriate. The Compensation Committee mitigates the risk of an NEO taking excessive or inappropriate risks by structuring the overall compensation to include both short-term and long-term components as well as fixed and variable elements. The long-term compensation includes stock options with vesting profiles between one to three years, which helps align management's interests with those of the Issuer, and helps to manage risk by linking a portion of the NEO's overall compensation to the longer term performance of the Issuer.

Performance Graph

The above graph compares the total shareholder return on a CDN$100 investment in the Issuer's common shares (the "Shares") to the same investment in the S&P/TSX Venture Composite Index over the same period. The above graph shows how a CDN$100 investment in the Issuer on March 31, 2017 with a closing stock price of $4.34 on such date (adjusted for a seven for one share consolidation in August 2020), would have grown to CDN$199.08 on March 31, 2022, with a closing stock price of CDN$8.64 on such date.

As illustrated in the above chart, GreenPower's common shares have outperformed the S&P/TSX Venture Composite Index over the past five years. The compensation to executive officers is set at levels that are comparable to similar roles at similar companies, and are comprised of base salary, bonuses, and option-based awards. The amount and award of bonuses is discretionary, depending on, among other factors, the financial performance of the Issuer and the position of a NEO.

Base salary and bonuses paid to NEO's has not been driven by share price performance, and rather are based on market factors. The majority of option based awards granted to the CEO, CFO and President, vest over a standard one year vesting period.

Share-based and Option-based Awards

The Issuer provides Option-based Awards to its employees and executive officers, and the Issuer does not offer Share-based Awards to executive officers, but may choose to do so in the future. Option-based Awards are generally granted to employees and executive officers on an annual basis based on the Issuer's performance, the Individual's role, and the Individual's performance based on the expectations of the role. In addition, option-based awards are typically granted to NEO's on their initial hire date as part of their long-term compensation. Previous grants are taken into account when considering new grants of options.

Compensation Governance

The Issuer Compensation Committee consists of Malcolm Clay, Cathy McLay and David Richardson.  Cathy McLay is the chair of the Committee. Each of the members of the Compensation Committee are independent.  All tasks related to developing and monitoring the Issuer's approach to the compensation of officers of the Issuer and to developing and monitoring the Issuer's approach to the nomination of directors to the Board are performed by the members of these committees in consultation with the Board. The compensation of the NEOs and the Issuer's employees are reviewed, recommended and approved by these committees in consultation with the Board.

Ms. McLay worked at TransLink from September 2008 to March 2018, most recently as the Chief Financial Officer and Executive Vice President Finance and Corporate Services. Previously, Ms. McLay worked in the forest sector in several senior executive roles at Canfor and Howe Sound Pulp and Paper. Ms. McLay currently serves on the boards of Vancouver Fraser Port Authority, Insurance Corporation of British Columbia and Coast Mountain Bus Company. She has previously served on the boards of Providence Health Care, Transportation Property & Casualty Company Inc., British Columbia Rapid Transit Company Inc, Vancouver Coastal Health and Canfor Asia Corporation. Ms. McLay is an International Certified Business Coach, a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program.

Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). Mr. Clay is currently retired, and since retirement has been active as a financial consultant and corporate director. He was a Partner with KPMG LLP from September 1975 to September 2002. Mr. Clay has been a director of Minco Capital Corporation since 2007, and between 2007 and 2012 he was a director of Zongshen PEM Power Systems Inc., a large manufacturer of motorcycles and battery powered scooters based in China.

Mr. Richardson has been the President and Chief Executive Officer of Octaform Systems Inc. since May 1997. Mr. Richardson is Director Emeritus of Ducks Unlimited Canada following 20 years of service on the board. Mr. Richardson was a founding member and director of the Asia Pacific Foundation and a leader on various government trade missions to Asia. In addition, he was a director of the Canada China Trade Council and Chairman of the Agriculture Committee. Mr. Richardson has served on a number of public and private boards throughout his career and continues to hold several other directorship positions. Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors.

We adopted a formal Compensation Committee Charter on August 23, 2020. Our compensation committee, in consultation with the Board, conducts reviews with regards to the compensation of our officers and directors once a year. Neither the board of directors nor the compensation committee has retained a compensation consultant during the year ended March 31, 2022, or between March 31, 2022 and the filing date of this Statement of Executive Compensation.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets out information concerning compensation earned by, paid to, or awarded to each NEO in the fiscal year ended March 31, 2022 for each of the Issuer's three most recently completed financial years (1):

Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year	Salary ($)	Share- based awards ($)(2)	Option- based awards ($)(3)	Annual incentive plan ($)(2)	Long- term incentive plans(2)	Pension value ($)(2)	All other compensation ($)(4)	Total compensation ($)
Fraser Atkinson(5) CEO, Chairman and director	2022 2021 2020	Nil Nil Nil	N/A N/A N/A	467,348 1,097,124 33,330	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	281,250(6) 213,750(6) 213,938(6)	748,598 1,310,874 247,268
Brendan Riley(7) President and director	2022 2021 2020	273,990 231,875 225,000	N/A N/A N/A	467,348 1,097,124 41,663	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	72,188 63,425 18,011	813,526 1,392,424 284,674
Michael Sieffert(8) CFO and secretary	2022 2021 2020	199,828(9) 159,408(9) 170,846(9)	N/A N/A N/A	467,348 1,097,124 33,330	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	25,009 22,928 41,210	692,185 1,279,460 245,386

(1) All values in the table are expressed in US$.

(2) During the three fiscal years ending March 31, 2022, none of the NEOs were granted share based awards, nor did they receive non-equity incentive plan compensation, and the Issuer did not offer NEOs a pension plan.

(3) Option-based awards were calculated at the fair market value at the time of grant under the Black-Scholes method. The value of options with an exercise price denominated in CDN$ was converted to US$ at exchange rates of $0.80, $0.76, and $0.75 in the years ended March 31, 2022, March 31, 2021, and March 31, 2020 respectively, and these exchange rates were the average exchange rates used for financial reporting purposes for the respective years.

(4) None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over CDN$50,000 or over 10% of their base salary. Other compensation comprised of consulting fee, benefits and discretionary bonus.

(5) Mr. Atkinson was appointed as CEO on June 12, 2019.

(6) This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson, as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd. fulfilling the duties of CEO of GreenPower Motor Company Inc.  Neither Mr. Atkinson nor Koko Financial Services Ltd. received additional compensation for Mr. Atkinson's services as a director of the Issuer.  Pursuant to the amended management services agreement between the Issuer and Koko Financial Services Ltd. dated February 26, 2020, GreenPower agreed to pay Koko Financial Services Ltd. a base fee of $225,000 per annum (plus GST) payable monthly commencing January 1, 2020.

(7) Brendan Riley was appointed President of the Issuer on September 19, 2016 and was appointed as a director of the Issuer on July 3, 2019.

(8) Michael Sieffert was appointed as the CFO and secretary of the Issuer on December 1, 2018.

(9) Salary paid to Michael Sieffert was converted from CDN$ to US$ at exchange rates of $.80, $0.76, and $0.75 in the years ended March 31, 2022, March 31, 2021, and March 31, 2020 respectively, and these exchange rates were the average exchange rates used for financial reporting purposes for the respective years.

Narrative Discussion

Employment, Consulting and Management Agreements

Fraser Atkinson

On February 26, 2020, the Issuer entered into a management services agreement with Koko Financial Services Inc. which was effective starting June 12, 2019 for a term of one year, however if neither party has provided the other party with a notice of termination then the agreement automatically renews on a month to month basis. Pursuant to this agreement, Koko Financial Services Inc. accepted the appointment with the designated personnel Fraser Atkinson acting as the CEO of the Issuer and all of the Issuer's subsidiary companies. Mr. Atkinson's current duties are to lead in conjunction with the Board, in the development of the Issuer's strategy, and to oversee the implementation of the strategy; to ensure the Issuer is appropriately staffed and organized, to assess business risks and ensure effective controls and systems are in place; to work with the management team to execute on the strategic direction of the Issuer, including overseeing the material undertakings and activities of the Issuer and ensure that the directors are properly informed so they can form appropriate judgments. So long as this management services agreement remains in effect, the Issuer agreed to pay Koko Financial Services Inc. a base fee of $18,750 per month (plus applicable taxes) for carrying out the services payable on the last day of each month. The base fee does not include any bonuses that might be paid to Koko Financial Services Inc. for carrying out the services. During November 2020 Mr. Atkinson received a grant of 100,000 stock options that are exercisable at a price of $20.00, have a term of five years, and vest over a three-year period. Subsequent to the year ended March 31, 2021, GreenPower's Compensation Committee approved a bonus program for Mr. Atkinson with a maximum payout of $250,000. 60% of the potential bonus payout will be based on achieving consolidated sales revenue, based on GreenPower's audited annual financial statements for the year ended March 31, 2022, of between $30 million and $36 million, pro-rated, and the remaining 40% of the potential bonus payout be based on achieving a range of business objectives aligned with Mr. Atkinson's responsibilities, the measurement of which is subjective.

Brendan Riley

On September 19, 2016, the Issuer entered into an employment agreement with Brendan Riley. Pursuant to this agreement, Mr. Riley agreed to be employed as the President of the Issuer and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Riley's employment commenced on November 1, 2016 at a base salary of $225,000 plus bonuses and sales commission. Effective October 1, 2020 Mr. Riley's base compensation was increased to $250,000 per annum and during November 2020 Mr. Riley received a one time bonus of $50,000, and a grant of 100,000 stock options that are exercisable at a price of $20.00, have a term of five years, and vest over a three-year period. During the year ended March 31, 2022, GreenPower's Compensation Committee approved an increase to the base salary of Mr. Riley to $275,000 per annum. In addition, subsequent to the year ended March 31, 2021, the Compensation Committee approved a bonus program for Mr. Riley with a maximum payout of $137,500. 60% of the potential bonus payout will be based on achieving consolidated sales revenue, based on GreenPower's audited annual financial statements for the year ended March 31, 2022, of between $30 million and $36 million, pro-rated, and the remaining 40% of the potential bonus payout be based on achieving a range of business objectives aligned with Mr. Riley's responsibilities, the measurement of which is subjective.

Michael Sieffert

On November 15, 2018, the Issuer entered into an employment agreement with Michael Sieffert. Pursuant to this agreement, Mr. Sieffert agreed to be employed as the CFO of the Issuer and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Sieffert's employment commenced on November 20, 2018, and for the first three months of his employment we agreed to pay Mr. Sieffert a base salary of CDN$200,000 per year (subject to applicable income tax withholdings) for carrying out the services, and after three months of employment, his base salary increased to CDN$225,000 per year. During the year ended March 31, 2022, GreenPower's Compensation Committee approved an increase to the base salary of Mr. Sieffert to CDN$250,000 per annum. In addition, subsequent to the year ended March 31, 2021, the Compensation Committee approved a bonus program for Mr. Sieffert with a maximum payout of CDN$125,000. 60% of the potential bonus payout will be based on achieving consolidated sales revenue, based on GreenPower's audited annual financial statements for the year ended March 31, 2022, of between $30 million and $36 million, pro-rated, and the remaining 40% of the potential bonus payout be based on achieving a range of business objectives aligned with Mr. Sieffert's responsibilities, the measurement of which is subjective.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out information concerning the option-based and share-based awards held by our NEOs as at March 31, 2022:

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options(2) (CDN$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Fraser Atkinson	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	28,571	2.59	January 30, 2025	172,854	Nil	N/A	N/A
	100,000	20.00(3)	November 19, 2025	Nil	50,000	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Brendan Riley	14,286	3.15	December 18, 2022	78,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	730,430	Nil	N/A	N/A
	35,714	2.59	January 30, 2025	216,070	Nil	N/A	N/A
	100,000	20.00(3)	November 19, 2025	Nil	50,000	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Michael Sieffert	50,000	3.01	November 30, 2023	281,500	Nil	N/A	N/A
	18,571	2.59	January 30, 2025	112,355	Nil	N/A	N/A
	100,000	20.00(3)	November 19, 2025	Nil	50,000	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A

(1) Our NEO's were not granted share-based awards during the year ended March 31, 2022.

(2) Based on CDN$8.64, being the closing price of the Shares on the TSX Venture Exchange on March 31, 2022. Value of unexercised in the money options are expressed in CDN$, and options with an exercise price in US$ have been converted to CDN$ at an exchange rate of $0.80. This exchange rate is the average exchange rates used for financial reporting purposes for the twelve months ended March 31, 2022.

(3) Exercise price in US$.

Incentive Plan Awards - Value vested or Earned During the Year

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended March 31, 2022:

Name	Option-based awards - Value vested during the year(1) (CDN$)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Fraser Atkinson	Nil	N/A	N/A
Brendan Riley	Nil	N/A	N/A
Michael Sieffert	Nil	N/A	N/A

(1) Calculated using the closing share price on the TSX Venture Exchange on March 31, 2022, being CDN$8.64, less the exercise price, multiplied by the number of shares vested during the year.

(2) Our NEO's did not receive share-based awards or non-equity incentive plan compensation during the year.

Narrative Discussion

Effective April 19, 2022, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was subsequently approved by GreenPower's shareholders at the Company's AGM on May 26, 2022. The 2022 Plan replaced the 2019 Plan and after the plan's effective date, no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases. This following description is intended as a brief description of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan.

Purpose of the 2022 Plan

The purpose of the 2022 Plan is to promote the long-term success of the Company and the creation of shareholder value by: (i) encouraging the attraction and retention of eligible persons; (ii) encouraging such eligible persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such eligible persons with the interests of the Company. The 2022 Plan provides flexibility to the Company to grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs" and, collectively with the RSUs and PSUs, the "Performance-Based Awards") to eligible persons.

Shares Subject to the 2022 Plan

The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, such number being 23,148,038 as at April 19, 2022 and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Participation Limits

The 2022 Plan provides that:

(a) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(b) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, at any point in time, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares;

(c) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any participant (as defined in the 2022 Plan) under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to such participant (and to Companies wholly-owned by that participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed five (5%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(d) the maximum aggregate number of Shares issuable to any one consultant (as defined in the 2022 Plan) under the 2022 Plan, within any twelve (12) month period, together with Shares issuable to such consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(e) the maximum aggregate number of Shares issuable pursuant to grants of Options to all investor relation service providers performing investor relations activities under the 2022 Plan, within any 12 month period, shall not in aggregate exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, persons performing investor relations activities are only eligible to receive Options under the 2022 Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under the 2022 Plan.

Administration of the 2022 Plan

The 2022 Plan shall be administered by the Board of the Company and the Board of the Company has full authority to administer the 2022 Plan, including the authority to interpret and construe any provision of the 2022 Plan and to adopt, amend and rescind such rules and regulations for administering the 2022 Plan as the Board of the Company may deem necessary in order to comply with the requirements of the 2022 Plan.

Eligible Persons under the 2022 Plan

When used in connection with the grant of Options, all officers, directors, employees, management company employees and consultants of the Company are eligible to participate in the 2022 Plan. When used in connection with the grant of Performance-Based Awards, all officers, directors, employees, management company employees and consultants of the Company that do not perform investor relations activities are eligible to participate in the 2022 Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2022 Plan will be determined in the sole and absolute discretion of the Board. Each person who receives a grant under the 2022 Plan is referred to as a "Participant".

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2022 Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the 2022 Plan, and will generally be evidenced by an award agreement.

PENSION PLAN BENEFITS

The Issuer does not have any pension plans that provide for payments or benefits to the NEOs at, following, or in connection with retirement, including any defined benefits plan or any defined contribution plan. The Issuer does not have a deferred compensation plan with respect to any NEO.

TERMINATION AND CHANGE OF CONTROL BENEFITS

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to our directors or members of our management at, following or in connection with any termination whether voluntary, involuntary or constructive, resignation, retirement, a change in control of the Issuer or a change in their responsibilities.

If the award agreement for the grant of Options so provides, in the event of a change of control (as defined in the 2022 Plan), all Options granted to a Participant that ceases to be an Eligible Person shall become fully vested and shall become exercisable by the Participant in accordance with the terms of such award agreement and the 2022 Plan. No acceleration of the vesting of any Options shall be permitted without prior Exchange review and acceptance for Options issued to persons conducting investor relations activities.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an Eligible Person, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant in accordance with the 2022 Plan.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an Eligible Person, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any performance criteria) and shall become payable to the Participant in accordance with the 2022 Plan.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets out information concerning compensation earned by, paid to, or awarded to the non-executive directors of the Issuer for their service as members of the Board and, if applicable, as members of any committee of the Board for the year ended March 31, 2022:

Name	Fees Earned (CDN$)(1)	Share- based awards ($)(2)	Option- based awards (CDN$)(3)	Non-equity incentive plan compensation ($)(2)	Pension value ($)(2)	All other compensation ($)	Total compensation (CDN$)
Mark Achtemichuk	31,514	N/A	583,966	N/A	N/A	Nil	615,480
Malcolm Clay	44,119	N/A	583,966	N/A	N/A	Nil	628,085
David Richardson	31,514	N/A	583,966	N/A	N/A	Nil	615,480
Cathy McLay	37,817	N/A	583,966	N/A	N/A	Nil	621,783

(1) Fees earned by directors expressed in CDN$ and were converted from amounts paid in US$ using the effective exchange rate at the time the payment was made. The average exchange rate for the year ended March 31, 2022, used for financial reporting purposes was $0.80.

(2) The Issuer's directors did not receive share-based awards, non-equity incentive plan compensation, or pension benefits during the year ended March 31, 2022.

(3) Option-based awards calculated at the fair market value at the time of grant under the Black-Scholes method.

Narrative Description

GreenPower's non-executive directors are eligible for stock options and other performance based securities pursuant to the 2022 Plan which are typically granted on an annual basis and are based on business performance, personal performance, and are granted at a level that is consistent with director stock option grants of comparable public companies. GreenPower's non-executive directors did not receive share-based awards, non-equity incentive plan compensation or a pension in the year ended March 31, 2022. On December 4, 2020 the board of directors of GreenPower agreed to set director's fees for each non-executive director of GreenPower at $25,000 per annum plus an additional $5,000 per annum for each committee chair. Between December 4, 2020 and the date of this report, Malcolm Clay was the chair of the Audit Committee and the chair of the Nomination Committee and Cathy McLay was the chair of the Compensation Committee. On December 10, 2021, GreenPower's board of directors granted 50,000 stock options exercisable at $16.45 per share to each of the Issuer's non-executive directors. The stock options have a term of five years, and vest 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% twelve months after the grant date.

Share-based Awards, Option-based Awards and Non-equity Incentive Plan Compensation

The following table sets out information concerning the option-based and share-based awards held by our non-executive directors as at March 31, 2022:

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the- money options (CDN$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Mark Achtemichuk	5,357	5.25	May 26, 2022	18,160	Nil	N/A	N/A
	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	42,857	2.59	January 30, 2025	259,285	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Malcolm Clay	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	28,571	2.59	January 30, 2025	172,855	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
David Richardson	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	28,571	2.59	January 30, 2025	172,855	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Cathy McLay	42,857	2.59	January 30, 2025	42,857	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A

(1) Our director's were not granted share-based awards during the year ended March 31, 2022.

(2) Based on CDN$8.64, being the closing price of the Shares on the TSX Venture Exchange on March 31, 2022. Value of unexercised in the money options are expressed in CDN$

(3) Exercise price in US$.

Incentive Plan Awards - Value vested or Earned During the Year

The following table indicates, for each of our non-executive directors, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended March 31, 2022:

Name	Option-based awards - Value vested during the year(1) (CDN$)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Mark Achtemichuk	Nil	N/A	N/A
Malcolm Clay	Nil	N/A	N/A
David Richardson	Nil	N/A	N/A
Cathy McLay	Nil	N/A	N/A

(1) Calculated using the closing share price of the shares on the TSX Venture Exchange on March 31, 2022, being CDN $8.64, less the exercise price.

(2) Our director's did not receive share-based awards or non-equity incentive plan compensation during the year.

Narrative Description

The options granted to GreenPower's non-executive directors on December 4, 2020 vested in their entirety during the year ended March 31, 2022.